Exhibit 1

Media Relations Jorge Pérez	Investor Relations Eduardo Rendón	Analyst Relations Lucy Rodriguez
+52(81) 8888-4334 mr@cemex.com	+52(81) 8888-4256 ir@cemex.com	+1(212) 317-6007 ir@cemex.com

CEMEX DECIDES NOT TO PURSUE CAPITAL INCREASE

PROPOSAL AS PREVIOUSLY ANNOUNCED, AT UPCOMING

EXTRAORDINARY SHAREHOLDERS MEETING

MONTERREY, MEXICO, MARCH 22, 2018 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it will not pursue the proposal to authorize an up to 3.75bn CPOs capital increase at the extraordinary general shareholders meeting scheduled to take place on April 5, 2018, as had been previously announced.

This decision follows discussions with a wide range of CEMEX shareholders and reflects the feedback received.

“As we discussed on CEMEX Day, our management team’s priority is to achieve an investment grade capital structure, as the foundation of our value creation strategy” said CEO Fernando Gonzalez. “We are highly focused on our long-term strategic objective of maximizing shareholder value. After listening to the feedback from our shareholders, we have decided not to pursue the 3.75bn CPO capital increase that had been proposed. We will continue focusing on implementing our stated strategy.”

The decision demonstrates management’s commitment to maintaining a constructive and responsive dialogue with our investors. CEMEX’s board of directors and management are highly focused on accountability to shareholders and on creating long term shareholder value.

In order to implement this change, and taking into account the applicable legal framework, CEMEX will place a cap on the proposal at its extraordinary general shareholders meeting, such that if the proposal is approved, any share issuance pursuant to the approval, will be limited to no more than 1% of CEMEX’s currently outstanding shares.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information, please visit: www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the final terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.